Filed Pursuant to Rule 424(b)(3)
Registration No. 333-188469

PROSPECTUS

5,838,334 Shares

EveryWare Global, Inc.

Common Stock

This prospectus relates to the issuance by us of up to 5,838,334 shares of our common stock, par value $0.0001 per share, upon the exercise of warrants that were issued by ROI Acquisition Corp., a Delaware corporation, now known as EveryWare Global, Inc. (“EveryWare” or the “Company”). The warrants will become exercisable on June 20, 2013, which is 30 days after the completion of the transactions contemplated by the business combination (the “Business Combination”) among the Company and EveryWare Global, Inc. (“Former EveryWare”) pursuant to the Business Combination Agreement and Plan of Merger, dated as of January 31, 2013 (as amended, the “Merger Agreement”), by and among the Company, ROI Merger Sub Corp. (“Merger Sub Corp.”), ROI Merger Sub LLC (“Merger Sub LLC”) and Former EveryWare, providing for the merger of Former EveryWare into subsidiaries of the Company and the change of the Company’s name to EveryWare Global, Inc. from ROI Acquisition Corp. The warrants will expire at 5:00 p.m., New York time, May 21, 2018 or earlier upon redemption or liquidation.

Each warrant entitles its holder to purchase one-half of a share of common stock at an exercise price of $6.00 per one-half share. The Company will receive the proceeds from the exercise of the warrants, but not from the sale of the underlying shares of common stock.

Once the warrants become exercisable, the Company may redeem the outstanding warrants at a price of $0.01 per warrant, if the last sale price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period.

The common stock is traded on The NASDAQ Stock Market under the symbol “EVRY.” The warrants are traded on The OTC Market under the symbol “EVRYW.” On June 13, 2013, the last reported sale price of the common stock on The NASDAQ Stock Market was $10.76 per share, and the last reported sale price of the warrants on The OTC Market was $1.40 per share.

Investing in the common stock involves risks. See “Risk Factors” on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14, 2013.

You should rely only on the information contained or incorporated by reference in this prospectus. No one has been authorized to provide you with information that is different from that contained or incorporated by reference in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date of such incorporated document.

Unless the context indicates otherwise, the terms “EveryWare,” “Company,” “we,” “us,” and “our” refer to EveryWare Global, Inc., a Delaware corporation.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Specifically, forward-looking statements may include statements relating to:

•	our future financial performance;

•	changes in the market for our products;

•	our expansion plans and opportunities; and

•	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause our actual results, performance, or achievements to differ materially from any expected future results, performance, or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These risks and uncertainties include, but are not limited to:

•	the ability to maintain the listing of our common stock on NASDAQ;

•	the level of demand for our products;

•	competition in our markets;

•	our ability to grow and manage growth profitably;

•	our ability to access additional capital;

•	changes in applicable laws or regulations;

•	our ability to attract and retain qualified personnel;

•	the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties indicated in this prospectus, including those under “Risk Factors.”

There is no assurance that our expectations will be realized. If one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated, or projected. Such risks and uncertainties also include those set forth under “Risk Factors” herein and in the documents incorporated by reference herein. Our forward-looking statements speak only as of the time that they are made and do not necessarily reflect our outlook at any other point in time. Except as required by law or regulation, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or for any other reason.

INFORMATION ABOUT THE COMPANY

Background

We were incorporated in the State of Delaware in 2011 as ROI Acquisition Corp., a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving ROI Acquisition Corp. and one or more businesses.

On May 21, 2013 (the “Closing Date”), we consummated a business combination (the “Business Combination”) pursuant to the Business Combination Agreement and Plan of Merger, dated as of January 31, 2013 (as amended, the “Merger Agreement”), by and among the Company, ROI Merger Sub Corp. (“Merger Sub Corp.”), ROI Merger Sub LLC (“Merger Sub LLC”), and EveryWare Global, Inc. (“Former EveryWare”), providing for the merger of Former EveryWare into subsidiaries of the Company and the change of the Company’s name to EveryWare Global, Inc. from ROI Acquisition Corp.

Business

We are a leading global marketer of tabletop and food preparation products for the consumer and foodservice markets. We offer a comprehensive line of tabletop and food preparation products, such as bakeware, beverageware, serveware, storageware, flatware, dinnerware, crystal, buffetware and hollowware; premium spirit bottles; cookware; gadgets; candle and floral glass containers; and other kitchen products. We market our products globally under the Anchor Hocking®, Anchor®, AnchorHome®, FireKing®, ONEIDA®, OneidaCraft®,Buffalo China®, Delco® and Sant’ Andrea® brands; in Europe and Australia under the Viners® brand; and in Latin America under the W.A. Rogers® brand. Our customers range from Fortune 500 companies to medium and small-sized companies in the consumer, foodservice, business-to-business and e-commerce channels. We operate two glass manufacturing plants in the U.S. and source a variety of tableware products from third parties, primarily in Asia and Europe.

Company Information

Our principal executive offices are located at 519 North Pierce Avenue, Lancaster, Ohio 43130, and our telephone number is (740) 681-2500. Our website address is www.everywareglobal.com. The information found on our website is not part of this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our securities you should also refer to the other information contained or incorporated by reference in this prospectus.

Risks Related to EveryWare’s Business and Industry

Slowdowns in the retail and foodservice industries could adversely impact EveryWare’s results of operations, financial condition and liquidity.

EveryWare’s operations and financial performance are directly impacted by changes in the retail and foodservice industries, which in turn are impacted by changes in the global economy. The retail and foodservice industries are directly affected by general economic factors including recession, inflation, deflation, new home sales and housing starts, levels of disposable income, consumer credit availability, consumer debt levels, unemployment trends, fuel and energy costs, material input costs, foreign currency translation, labor cost inflation, interest rates, the impact of natural disasters, political and social unrest and terrorism and other matters that influence consumer spending. Any significant downturn in the global economy may significantly lower consumer discretionary spending, which may in turn lower the demand for EveryWare’s products, particularly in EveryWare’s consumer segment. In particular, demand for our consumer products is correlated to the strength of the housing industry because consumers are more likely to purchase tabletop, food preparation and pantry products in connection with purchasing a new home. When home sales and housing starts are weak, demand for our products can be adversely affected. Expenditures in the foodservice industry are also affected by discretionary spending levels and may decline during a general economic downturn. Hotels, airlines and restaurants are less likely to invest in new flatware, dinnerware, barware, hollowware and banquetware when there is a slowdown in their industry. Currently, uncertainty about global economic conditions and austerity measures adopted by some governments in order to address sovereign debt concerns may cause consumers of EveryWare’s products to postpone spending in response to tighter credit, negative financial news or declines in income or asset values. These factors could have adverse effects on the demand for EveryWare’s products and on EveryWare’s operating results and financial condition. A substantial deterioration in general economic conditions would likely exacerbate these adverse effects and could result in a wide-ranging and prolonged impact on general business conditions, which could negatively impact EveryWare’s results of operations, financial condition and liquidity.

EveryWare’s operations and financial performance are directly impacted by changes in the global economy.

An economic decline in future reporting periods could negatively affect our business and results of operations. The volatility of the current economic climate makes it difficult for us to predict our results of operations. In periods of economic uncertainty, our customers may face financial difficulties, the unavailability of or reduction in commercial credit, or both, that may result in decreased sales by our company. Certain of our customers may cease operations or seek bankruptcy protection, which would reduce our cash flows and adversely impact our results of operations. Our customers that are financially viable and that do not experience economic distress may nevertheless elect to reduce the volume of orders for our products or close facilities in an effort to remain financially stable or as a result of the unavailability of commercial credit, which would negatively affect our results of operations. We may also have difficulty accessing the global credit markets due to the tightening of commercial credit availability and the financial difficulties of our customers, which would result in decreased ability to fund capital-intensive strategic projects. In addition, EveryWare may experience challenges in forecasting revenues and operating results due to these global economic conditions. The difficulty in forecasting revenues and operating results may result in volatility in the market price of EveryWare’s common stock.

Oneida and Anchor have been considered a part of EveryWare for a limited time and their combined operating history is limited and may not be indicative of EveryWare’s future performance.

Although Oneida and Anchor have been in existence for many years, EveryWare has a limited reporting history. Investment funds affiliated with Monomoy acquired Anchor in April 2007 and Oneida in November 2011 and integrated both companies under EveryWare in March 2012. As a result, EveryWare’s financial results for 2011 include two months of Oneida’s results of operations from the date the two companies came under the common control of Monomoy. Consequently, EveryWare’s financial results for 2012 are not comparable with EveryWare’s financial results for 2011 without consideration of Oneida’s results of operations for the first ten months of 2011, and the financial information of EveryWare incorporated by reference in this prospectus may not be indicative of its future performance.

If EveryWare is unable to successfully execute any material part of its growth strategy, its future growth and ability to make profitable investments in its business would be harmed.

EveryWare’s success depends on its ability to expand its business while maintaining profitability. EveryWare may not be able to sustain its growth or profitability on a quarterly or annual basis in future periods. EveryWare’s future growth and profitability will depend upon a number of factors, including, without limitation:

•	the level of competition in the consumer products industry;

•	EveryWare’s ability to offer new products and to extend existing brands and products into new markets, including international markets;

•	EveryWare’s ability to identify, acquire and integrate strategic acquisitions;

•	EveryWare’s ability to remain competitive in its pricing;

•	EveryWare’s ability to maintain efficient, timely and cost-effective production and delivery of its products;

•	the efficiency and effectiveness of EveryWare’s sales and marketing efforts in building product and brand awareness and cross-marketing its brands;

•	EveryWare’s ability to identify and respond successfully to emerging trends in the consumer products industry;

•	the level of consumer acceptance of EveryWare’s products; and

•	general economic conditions and consumer confidence.

EveryWare may not be successful in executing its growth strategy, and even if EveryWare achieves targeted growth, it may not be able to sustain profitability. Failure to successfully execute any material part of EveryWare’s growth strategy would significantly impair EveryWare’s future growth and its ability to make profitable investments in its business.

EveryWare’s foodservice segment is sensitive to safety concerns, including acts of terrorism, unstable political conditions or public health catastrophes, which could adversely affect EveryWare’s customers’ businesses and could reduce demand for EveryWare’s products.

Within the foodservice industry, the travel and hospitality businesses are sensitive to safety concerns, and these businesses may decline after acts of terrorism, during periods of political instability in which travelers become concerned about safety issues or when travel might involve health-related risks. For example, EveryWare’s sales to the airline industry greatly decreased in response to the terrorist attacks on September 11, 2001 and the security measures implemented in response to such attacks, including removing metal flatware and knives aboard commercial flights. Acts of terrorism, unstable political conditions or a public health catastrophe could negatively affect EveryWare’s customers in the foodservice segment and reduce their purchases from EveryWare, which could have an adverse impact on EveryWare’s results of operations, financial condition and liquidity.

If EveryWare’s products do not appeal to a broad range of consumers, its sales and its results of operations would be harmed.

EveryWare’s success depends on its products’ appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. If EveryWare’s current products do not meet consumer demands, its sales will decline. In addition, EveryWare’s growth depends upon its ability to develop new products and product improvements, which involve numerous risks. As EveryWare grows, its reliance on new products may increase. EveryWare may not be able to accurately identify consumer preferences, translate its knowledge into consumer-accepted products or successfully integrate new products with its existing product platform or operations. EveryWare may also experience increased expenses incurred in connection with product development or marketing and advertising that are not subsequently supported by a sufficient level of sales, which would negatively affect its results of operations. Unsuccessful product launches could also result in increased inventory writedowns. EveryWare may not be able to successfully develop new products in the future, and its newly developed products may not contribute favorably to its results of operations. Furthermore, product development may divert management’s attention from other business concerns, which could cause sales of EveryWare’s existing products to suffer.

EveryWare is subject to certain risks associated with EveryWare’s foreign operations. These risks could adversely affect EveryWare’s results of operations and financial condition.

EveryWare conducts business outside of the United States in Europe, Latin America, the Caribbean, Africa, the Middle East and Asia. As a result, EveryWare is subject to risks associated with operating in foreign countries, including:

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political, social and economic instability in countries where EveryWare operates, which may have an adverse effect on both EveryWare’s operations in those countries and in other parts of the world in which EveryWare operates;

•	war, civil and political unrest and acts of terrorism;

•	the taking of property by nationalization or expropriation without fair compensation;

•	tax rates in certain foreign countries, which may exceed those in the U.S.;

•	changes in government policies, laws and regulations;

•	delays resulting from difficulty in obtaining export licenses, tariffs and other barriers and restrictions;

•	ineffective intellectual property protection;

•	hyperinflation in certain countries;

•	disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations including the U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery laws;

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems; and

•	complications in complying with a variety of foreign laws and regulations, which may differ from or conflict with U.S. law.

As EveryWare continues to expand its business globally, it is increasingly exposed to these risks. EveryWare’s success will be dependent, in part, on EveryWare’s ability to anticipate and effectively manage these and other risks associated with foreign operations. These and other factors may have a material adverse effect on EveryWare’s international operations or on EveryWare’s business, financial condition or results of operations as a whole.

Requirements associated with being a public company will increase EveryWare’s costs significantly, as well as divert significant resources and management attention.

EveryWare is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the other rules and regulations of the Securities and Exchange Commission (the “SEC”)

and the rules and regulation of The NASDAQ Stock Market. EveryWare has made, and will continue to make, changes in its corporate governance, corporate internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems to manage its growth and its obligations as a public company. However, the expenses that will be required in order to adequately manage its obligations as a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. EveryWare cannot predict or estimate the amount of the additional costs it may incur, the timing of such costs or the degree of impact that EveryWare’s management’s attention to these matters will have on its business. In addition, the changes EveryWare makes may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis. In addition, being a public company could make it more difficult or more costly for EveryWare to obtain certain types of insurance, including directors’ and officers’ liability insurance, and EveryWare may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for EveryWare to attract and retain qualified persons to serve on its board of directors, its board committees or as its executive officers.

Many of EveryWare’s competitors are not subject to these requirements, because they do not have securities that are publicly traded on a U.S. securities exchange or other securities exchanges. As a result, these competitors are not subject to the risks identified above. In addition, the public disclosures that EveryWare is required to provide pursuant to the SEC’s rules and regulations may furnish its competitors with greater competitive information regarding EveryWare’s operations and financial results than it is able to obtain regarding their operations and financial results, thereby placing EveryWare at a competitive disadvantage.

EveryWare may incur fines or penalties, damage to its reputation or other adverse consequences if its employees, agents or business partners violate, or are alleged to have violated, anti-bribery, competition or other laws.

EveryWare’s internal controls may not always protect it from reckless or criminal acts committed by its employees, agents or business partners that would violate U.S. or other laws, including world-wide anti-bribery, competition, trade sanctions and regulations and other related laws. Any such improper actions could subject EveryWare to civil or criminal investigations in the U.S. and in other jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against EveryWare or its subsidiaries, and could damage its reputation. Even the allegation or appearance of EveryWare’s employees, agents or business partners acting improperly or illegally could damage its reputation and result in significant expenditures in investigating and responding to such actions.

EveryWare’s ability to attract, develop and retain talented employees, managers and key executives is critical to its success.

EveryWare’s success depends on its ability to attract, develop and retain talented employees, including executives and other key managers. The loss of certain key officers and employees, or the failure to attract and develop talented new executives and managers, could have an adverse effect on EveryWare’s business. EveryWare’s industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with successful track records. EveryWare’s ability to attract and retain employees with the requisite experience and skills depends on several factors, including, but not limited to, EveryWare’s ability to offer competitive wages, benefits and professional growth opportunities. Effective succession planning is also important to its long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder EveryWare’s strategic planning and execution.

EveryWare may encounter difficulties arising from acquisitions.

EveryWare is continually evaluating acquisitions and strategic investments that are significant to its business both in the U.S. and internationally. EveryWare may not be able to identify suitable acquisition candidates, or complete such acquisitions, joint ventures and strategic investments on acceptable terms and conditions, and these acquisitions, joint ventures and strategic investments may not be successfully integrated into EveryWare’s operations. The costs of unsuccessful acquisition, joint venture and strategic investment efforts may adversely affect EveryWare’s results of operations, financial condition or prospects. In addition, any future acquisitions that EveryWare might make are subject to various risks and uncertainties, including:

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the inability to integrate effectively the operations, products, technologies, personnel and information systems of the acquired companies (some of which may be in different geographic regions, languages, customers and subject to various governmental regulations);

•	the potential disruption of existing business and diversion of management’s attention from day-to-day operations;

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the inability to maintain uniform standards, controls, procedures and policies or correct deficient standards, controls, procedures and policies, including internal controls and procedures sufficient to satisfy regulatory requirements of a public company in the United States;

•	the incurrence of liabilities or other costs that were not anticipated at the time of the acquisitions;

•	the incurrence of additional debt or the issuance of additional equity to finance the acquisitions; and

•	the potential impairment of relationships with customers.

In addition, the integration and consolidation of newly acquired companies may not achieve any of the anticipated economies of scale, cost savings or operating synergies. The resources required to successfully integrate newly acquired companies and implement EveryWare’s business plan, may also reduce its operating cash flow.

Product liability claims or product recalls could adversely affect EveryWare’s results of operations or harm its reputation or the value of its brands.

The marketing of EveryWare’s products involves an inherent risk of product liability claims or recalls or other regulatory or enforcement actions initiated by the U.S. Consumer Product Safety Commission, by other regulatory authorities or through private causes of action. Any defects in products EveryWare markets could harm EveryWare’s credibility, adversely affect its relationship with its customers and decrease market acceptance of EveryWare’s products and the strength of EveryWare’s brand names. EveryWare could also be required to recall potentially defective products, which could result in further adverse publicity and significant expenses. We are subject to product liability litigation in the ordinary course of business, and failures of our products in the future may subject us to additional product liability claims and associated litigation. Potential product liability claims may exceed the amount of EveryWare’s insurance coverage or could be excluded under the terms of EveryWare’s insurance policy and could materially damage EveryWare’s business and its financial condition.

If EveryWare is unable to protect its intellectual property, its ability to compete would be negatively impacted.

EveryWare’s business depends in part on its ability to protect its intellectual property rights. EveryWare relies on a combination of patent, trademark, copyright, trade dress and trade secret laws, licenses and confidentiality and other agreements to protect EveryWare’s intellectual property rights. However, this protection may not be sufficient. EveryWare’s intellectual property rights may be challenged or invalidated, an infringement suit by EveryWare against a third party may not be successful and third parties could adopt trademarks similar to EveryWare’s. In the past, other companies have infringed upon our trademarks, copied our patented and copyrighted products and otherwise violated our intellectual property. The cost associated with actively protecting our intellectual property is oftentimes very high in relation to the net sales of a particular product is impacted. Furthermore, we operate in jurisdictions that make it difficult to protect our intellectual property. In addition, EveryWare may be accused of infringing or violating the intellectual property rights of third parties.

Any such claims, whether or not meritorious, could result in costly litigation. EveryWare’s failure to protect its intellectual property or prevail in any intellectual property litigation could materially and adversely affect EveryWare’s competitive position or otherwise harm its business.

Fluctuations in currency exchange rates could have an adverse effect on EveryWare’s revenues and results of operations.

EveryWare has customers in Europe, Latin America, the Caribbean, Africa, the Middle East and Asia, which accounted for approximately 7.6% of EveryWare’s net sales in 2012. EveryWare’s net sales outside the United States accounted for approximately 15.6% of EveryWare’s net sales in 2012. EveryWare has operations in Canada, the United Kingdom, China and Mexico, which accounted for approximately 16.7% of EveryWare’s operating expenses in 2012. As a result, EveryWare generates a significant portion of its sales and incurs a significant portion of its expenses in currencies other than the U.S. dollar. To the extent that EveryWare is unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on EveryWare’s financial results. Currency fluctuations between the U.S. dollar and the currencies of EveryWare’s non-U.S. subsidiaries affect EveryWare’s results as reported in U.S. dollars. Major fluctuations in the value of the pound, euro, Canadian dollar and peso relative to the U.S. dollar could also reduce the cost competitiveness of EveryWare’s products as compared to foreign competition. For example, if the U.S. dollar appreciates against the pound, euro, Canadian dollar and peso, the purchasing power of those currencies effectively would be reduced compared to the U.S. dollar, making EveryWare’s U.S.-manufactured products more expensive in the United Kingdom, Europe, Canada and Mexico, respectively, compared to the products of local competitors, and making products manufactured by EveryWare’s foreign competitors in those locations more cost-competitive with EveryWare’s U.S. manufactured products. An appreciation of the U.S. dollar against the pound, euro, Canadian dollar and peso also would increase the cost of U.S. dollar-denominated purchases for EveryWare’s operations in the United Kingdom, Europe, Canada and Mexico, respectively, including raw materials. EveryWare would be forced to deduct these cost increases from its results of operations or attempt to pass them along to consumers. These fluctuations could adversely affect EveryWare’s revenues and results of operations.

Fluctuations in buying decisions of EveryWare’s customers and changing policies and requests of our customers could harm EveryWare’s business.

EveryWare’s consumer segment customers include mass merchants, discount retailers, specialty stores, department stores, supermarkets and other retailers; EveryWare’s foodservice segment customers include equipment and supply dealers, the hotel and gaming industry, broadline distributors and chain restaurants, airlines and cruise lines; and EveryWare’s specialty segment customers include candle and floral wholesalers, direct sellers, industrial lighting manufacturers and distillers and distributors of premium spirits. Unanticipated changes in purchasing and other practices by EveryWare’s customers, including a customer’s pricing and payment terms, could adversely affect EveryWare’s profitability. EveryWare’s customers have requested, and may continue to request, increased service and other accommodations, including design services, rebates, volume discounts, payment term discounts, and packaging customization. EveryWare may face substantially increased expenses to meet these requests, which would reduce EveryWare’s margins. For example, in the consumer segment, retailers may engage in inventory destocking (which may also affect our specialty segment), impose limitations on shelf space or use private label brands, and these actions may negatively affect the sales or profitability of EveryWare’s products. As a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a “just-in-time” basis. This requires EveryWare to shorten its lead time for production in certain cases and more closely anticipate demand, which could in the future require EveryWare to carry additional inventories. EveryWare’s success and growth is also dependent on EveryWare’s evaluation of consumer preferences and changing trends.

Many of EveryWare’s customers are significantly larger than EveryWare, have greater financial and other resources and also purchase goods directly from vendors in Asia and elsewhere. Decisions by large customers to increase their purchases directly from overseas vendors could have a material adverse effect on EveryWare. Significant changes in or financial difficulties of EveryWare’s customers, including consolidations of ownership, restructurings, bankruptcies, liquidations or other events, could result in fewer stores selling EveryWare’s products, fewer distributors and foodservice customers ordering EveryWare’s products, an increase in the risk of extending credit to these customers or limitations on EveryWare’s ability to collect amounts due from these customers. Purchases by EveryWare’s customers are generally made using individual purchase orders. As a result, these customers may cancel their orders, change purchase quantities from forecast volumes, delay purchases for a number of reasons beyond EveryWare’s control or change other terms of their business relationship with EveryWare. Significant or numerous cancellations, reductions, delays in purchases or changes in business practices by customers could have a material adverse effect on EveryWare’s results of operations and financial condition.

In 2012, Wal-Mart Stores, Inc. (including Sam’s Club and Asda Superstore) accounted for approximately 14.0% of EveryWare’s net sales. A material reduction in purchases by Wal-Mart Stores, Inc. could have a significant adverse effect on EveryWare’s business and results of operations. In addition, pressures by Wal-Mart Stores, Inc. that would cause EveryWare to materially reduce the price of its products could result in reductions of EveryWare’s operating margin.

EveryWare faces intense competition and competitive pressures, which could adversely affect its results of operations and financial condition.

EveryWare’s business is highly competitive. EveryWare competes with many other suppliers, some of which are larger than EveryWare, have greater financial and other resources, employ brands that are more established, have greater consumer recognition or are more favorably perceived by consumers or retailers than EveryWare’s brands. Some of EveryWare’s competitors have invested and continue to invest heavily to achieve increased production efficiencies. Competitors may have incorporated more advanced technology in their manufacturing processes, including more advanced automation techniques. EveryWare’s labor and energy costs also may be higher than those of some foreign producers of glass tableware. EveryWare may not be successful in managing its labor and energy costs, increasing output at its manufacturing facilities or gaining operating efficiencies that may be necessary to remain competitive. In addition, EveryWare’s products may be subject to competition from low-cost imports that intensify the price competition faced in various markets. Some of EveryWare’s competitors are privately owned and have more latitude to operate than EveryWare will as a public company. If EveryWare does not successfully compete with these competitors on factors such as new product development, innovation, brand, delivery, customer service, price and quality, EveryWare’s customers may consider changing manufacturers. Competitive pressures from EveryWare’s competitors could adversely affect EveryWare’s results of operations and financial condition.

EveryWare sources some of its products from third-party suppliers located in Asia, Europe and Mexico, which reduces its control over the manufacturing process and may cause variations in quality or delays in its ability to fill orders.

EveryWare sources all of its metal flatware and crystal stemware and much of its dinnerware from third-party suppliers located in Asia, Europe and Mexico. EveryWare depends on these suppliers to deliver products that are free from defects that comply with its specifications, that meet health, safety and delivery requirements and that are competitive in cost. If EveryWare’s suppliers deliver products that are defective or that otherwise do not meet its specifications, EveryWare’s return rates may increase, and the reputation of its products and brands may suffer. In addition, if EveryWare’s suppliers do not meet its delivery requirements or cease doing business with EveryWare for any reason, EveryWare might miss its customers’ delivery deadlines, which could in turn cause its customers to cancel or reduce orders, refuse to accept deliveries or demand reduced prices. The overseas sourcing of product subjects EveryWare to the numerous risks of doing business abroad, including but not limited to, rapid changes in economic or political conditions, civil unrest, political instability, war, terrorist attacks, international health epidemics, work stoppages or labor disputes, currency fluctuations, increasing export duties, trade sanctions and tariffs and variations in product quality. EveryWare may also experience temporary shortages due to disruptions in supply caused by weather or transportation delays. Even if acceptable alternative suppliers are found, the process of locating and securing such alternatives is likely to disrupt EveryWare’s business, and EveryWare may not be able to secure alternative suppliers on acceptable terms that provide the same quality product or comply with all applicable laws. Any of these events would cause EveryWare’s business, results of operations and financial condition to suffer.

If EveryWare or EveryWare’s suppliers are unable to obtain raw materials at favorable prices, it could adversely impact its results of operations and financial condition.

Sand, limestone and soda ash are the principal materials EveryWare uses in the manufacture of its glassware and crystal products. Resins, clay, flint, aluminum oxide, glass frit and colorants are the principal materials EveryWare uses in the manufacture of its dinnerware products. Stainless steel, nickel, brass, silver and gold are the principal materials EveryWare’s suppliers use in the manufacture of its flatware and hollowware products. All of these raw materials are purchased in highly competitive, price-sensitive markets, which have historically exhibited price, demand and supply cyclicality. From time to time, some of these raw materials have been in short supply due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays. EveryWare may experience shortages of raw materials in the future. If EveryWare experiences temporary shortages in raw materials, it or its suppliers may be forced to procure materials from alternative suppliers, and they may not be able to do so on terms as favorable as their current terms or at all. If EveryWare or its suppliers are unable to purchase certain raw materials required for operations for a significant period of time, their operations would be disrupted, and EveryWare’s results of operations would be adversely affected. In addition, material increases in the cost of any of these raw materials on an industry-wide basis would have an adverse effect on EveryWare’s results of operations if EveryWare were unable to pass on these increased costs to its customers in a timely manner or at all.

Natural gas, the principal fuel EveryWare uses to manufacture its products, is subject to fluctuating prices that could adversely affect its results of operations and financial condition.

Natural gas is the primary source of energy in most of EveryWare’s production processes, and variability in the price for natural gas has had and will continue to have an impact on EveryWare’s profitability. EveryWare does not have long-term contracts for natural gas and, as a result, EveryWare’s operating results are strongly linked to the cost of natural gas. We have, from time to time, entered into short-term contracts to hedge certain of our energy costs, including natural gas. For the years ended December 31, 2011 and 2012, EveryWare spent $15.5 million and $14.1 million, respectively, on natural gas. Natural gas prices may rise in the future. To the extent that EveryWare is not able to offset increases in natural gas prices, such as by passing along the cost to its customers, these increases could adversely impact its margins and results of operations. In addition, potential legislation, regulatory action and international treaties related to climate change, especially those related to the regulation of greenhouse gases, may result in significant increases in raw material and energy costs. There can be no assurance that we will be able to recoup any past or future increases in the cost of energy and raw materials.

Transportation disruptions and increased transportation costs could adversely affect EveryWare’s business.

EveryWare imports certain of its products for delivery to its distribution centers, as well as arranges for its customers to import goods to which title has passed overseas or at port of entry. Accordingly, EveryWare is subject to risks incidental to such transportation. These risks include, but are not limited to, increases in fuel costs, the availability of ships, increased security restrictions, work stoppages and carriers’ ability to provide delivery services to meet EveryWare’s shipping needs. EveryWare delivers its products to its customers from its distribution centers or makes such products available for customer pickup from its distribution centers. Prolonged domestic transportation disruptions, as well as workforce or systems issues related to EveryWare’s distribution centers, could have a negative effect on EveryWare’s ability to deliver goods to its customers.

EveryWare’s business requires it to maintain a large fixed-cost base that can affect EveryWare’s profitability.

The high levels of fixed costs of operating glassware manufacturing plants encourage high levels of output, even during periods of reduced demand, which can lead to excess inventory levels and exacerbate the pressure on profit margins. In addition, significant portions of EveryWare’s selling, administrative and general expenses are fixed costs that neither increase nor decrease proportionally with sales. EveryWare’s profitability depends, in part, on its ability to spread fixed costs over an increasing number of products sold and shipped, and if EveryWare reduces its rate of production, its costs per unit increase, negatively impacting EveryWare’s gross margins. Decreased demand or the need to reduce inventories can lower EveryWare’s ability to absorb fixed costs and materially impact its results of operations.

Unexpected equipment failures may lead to production curtailments or shutdowns, which could adversely affect EveryWare’s results of operations.

EveryWare’s manufacturing processes are dependent upon critical glass-producing equipment, such as furnaces, forming machines and lehrs. This equipment may incur downtime as a result of unanticipated failures, accidents, natural disasters or other force majeure events. EveryWare may in the future experience facility shutdowns or periods of reduced production as a result of such failures or events. Unexpected interruptions in EveryWare’s production capabilities would adversely affect EveryWare’s productivity and results of operations for the affected period. EveryWare also may face shutdowns if it is unable to obtain enough energy in the peak demand periods.

EveryWare’s business may be adversely impacted by work stoppages and other labor relations matters.

EveryWare is potentially subject to work stoppages and other labor disputes because a significant number of production and maintenance employees at its manufacturing facilities are represented by labor unions. These facilities have experienced work stoppages and strikes in the past, and there potentially could be work stoppages and strikes in the future. Any prolonged work stoppage or strike at any one of EveryWare’s principal manufacturing facilities could have a negative impact on its business, results of operations or financial condition. EveryWare is party to collective bargaining agreements that cover most of its manufacturing employees, and EveryWare’s Monaca, Pennsylvania manufacturing plant is subject to a collective bargaining agreement that expires on September 30, 2017. EveryWare’s Lancaster, Ohio manufacturing plant is subject to collective bargaining agreements that expire on September 30, 2013. EveryWare’s intent is to negotiate and enter into new collective bargaining agreements with labor unions representing employees at each facility upon expiration of the existing agreements; however, EveryWare may be unable to do so without lock-outs, strikes or work stoppages. EveryWare also could experience operating inefficiencies as a result of preparations for disruptions in production, such as increasing production and inventories. Any such disruptions or difficulties could have an adverse impact on EveryWare’s results of operations and financial condition. In addition, EveryWare could experience increased operating costs as a result of higher wages or benefits paid to union members upon the execution of new agreements with its labor unions. EveryWare may be unable to manage its growth effectively, which would harm its business, results of operations and financial condition.

EveryWare may be unable to manage its growth effectively, which would harm its business, results of operations and financial condition.

EveryWare’s growth has placed, and will continue to place, a strain on its management team, information systems, labor, manufacturing and distribution capacity and other resources. EveryWare’s growth also makes it difficult for it to adequately predict the expenditures it will need to make in the future. If EveryWare does not make, or is unable to make, the necessary overhead expenditures to accommodate its future growth, it may not be successful in executing its growth strategy, and its results of operations would suffer. In addition, if customer demand exceeds forecasts, EveryWare could, from time to time, have an inadequate supply of products to meet customer demands. Alternatively, if customer demand is less than forecasts, EveryWare could have excess supply.

EveryWare relies on increasingly complex information systems for management of its manufacturing, distribution, sales, accounting and other functions. If its information systems fail to perform these functions adequately, or if EveryWare experiences an interruption in its operations, its business and results of operations could suffer.

All of EveryWare’s major operations, including manufacturing, distribution, sales and accounting, are dependent upon its complex information systems. EveryWare’s information systems are vulnerable to damage or interruption from: earthquake, fire, flood, hurricane and other natural disasters; power loss, computer systems failure, Internet and telecommunications or data network failure; and hackers, computer viruses, software bugs or glitches. Any damage or significant disruption in the operation of such systems or the failure of EveryWare’s information systems to perform as expected could disrupt its business or result in decreased sales, increased overhead costs, excess inventory and product shortages. EveryWare has taken significant steps to mitigate the potential impact of each of these risks, but these procedures may not be completely successful.

EveryWare’s products are subject to various health and safety requirements and may be subject to new health and safety requirements in the future, which could have a material adverse effect on EveryWare’s operations.

EveryWare’s products are subject to certain legal requirements relating to health and safety. These legal requirements frequently change and vary among jurisdictions. Compliance with these requirements, or the failure to comply with these requirements, may have a material adverse effect on EveryWare’s operations. If any of EveryWare’s products becomes subject to new regulations, or if any of EveryWare’s products becomes specifically regulated by additional governmental or other regulatory entities, the cost of compliance could be material. For example, the U.S. Consumer Product Safety Commission (the “CPSC”) regulates many consumer products, including EveryWare’s products sold to our consumer customers. New regulations or policies by the CPSC could require EveryWare to change its manufacturing processes, which could materially raise EveryWare’s manufacturing costs. In addition, new regulations could reduce sales of EveryWare’s consumer products. Furthermore, a significant order or judgment against EveryWare by governmental or regulatory authority relating to health or safety matters, or the imposition of a significant fine relating to such matters, or a voluntary or mandatory recall of regulated products may have a material adverse effect on EveryWare’s results of operations and financial condition.

Regulation related to climate change and environmental and health and safety matters could negatively impact EveryWare’s results of operations and financial condition.

EveryWare must comply with extensive laws, rules and regulations in the United States and in each of the countries it engages in business regarding environmental matters, such as air, soil and water quality, waste disposal and climate change. EveryWare must also comply with extensive laws, rules and regulations regarding safety, health and corporate responsibility matters. These legal requirements frequently change and vary among jurisdictions. These laws and regulations provide, under certain circumstances, a basis for the remediation of contamination, as well as personal injury and property damage claims. Compliance with these requirements, or the failure to comply with these requirements, may have a material adverse effect on EveryWare’s results of operations and financial condition.

EveryWare has incurred, and expects to incur, costs to comply with environmental legal requirements, including requirements limiting greenhouse gas emissions, and these costs could increase in the future. For example the U.S. EPA issued a finding in 2009 that greenhouse gases contribute to air pollution that endangers public health and welfare. The endangerment finding and EPA’s determination that greenhouse gases are subject to regulation under the Clean Air Act, may lead to regulation of stationary sources of greenhouse gas emissions. The failure to comply materially with existing and new laws, rules and regulations could adversely affect EveryWare’s results of operations and financial condition. Many environmental legal requirements provide for substantial fines, orders and criminal sanctions for violations. Also, certain environmental laws impose strict liability and, under certain circumstances, joint and several liability on current and prior owners and operators of these sites, as well as persons who sent waste to them, for costs to investigate and remediate contaminated sites. These legal requirements may apply to conditions at properties that EveryWare presently or formerly owned or operated, as well as at other properties for which EveryWare may be responsible, including those at which wastes attributable to EveryWare were disposed. Historically, EveryWare has incurred costs and capital expenditures in complying with these laws and regulations, including at a former ceramics facility in Buffalo, New York, and a silverware manufacturing plant in Sherrill, New York. A significant order or judgment against EveryWare, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on EveryWare’s results of operations and financial condition.

EveryWare is subject to laws and regulations governing the Internet and e-commerce and may be subject to future laws and regulations governing the Internet and e-commerce, which could have a material adverse effect on EveryWare’s operations.

EveryWare is subject to laws and regulations governing the Internet and e-commerce. These existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and personal privacy apply to the Internet and e-commerce. Unfavorable resolutions of these issues would harm EveryWare’s business. This could, in turn, diminish the demand for EveryWare’s products on the Internet and increase EveryWare’s cost of doing business.

A substantial portion of our operating income is derived from license fees. Any significant or material reduction of these fees could have a material adverse effect on our results of operations.

We have entered into license agreements under which we license the ONEIDA® trademark for use by third parties on their products, and a substantial portion of our operating income is derived from license fees under these agreements. License fees from these third parties represented $6.9 million or 1.6% of our consolidated revenues and 36.1% of our consolidated operating income for 2012. Robinson Home Products, Inc., our largest licensee by revenues, exclusively markets ONEIDA® branded flatware, dinnerware, glassware, kitchen tools and accessories and table linens in the consumer sales channels (excluding e-commerce) in the U.S. In 2012, we recognized $5.9 million in license fees from Robinson Home Products, which represented 1.4% of our consolidated revenues and 30.6% of our consolidated operating income for 2012. If we lose our license fees from Robinson Home Products due to a change in our relationship with them or in their business, we would seek to terminate our agreement with them and either market the ONEIDA® branded products directly in our Consumer segment or enter into an alternative arrangement with a new licensee, and, as a result, there could be a disruption in royalty payments the significance and duration of which could have a material adverse effect on our operating income and results of operations for the period in which this disruption occurs.

EveryWare’s pension plans are underfunded and, in the future, the underfunding levels of its pension plans and its pension expense could materially increase.

Many of EveryWare’s employees participate in, and many of EveryWare’s former employees are entitled to benefits under, funded and unfunded defined benefit pension plans and post-retirement welfare plans. All of EveryWare’s U.S. defined benefit pension plans are frozen. Over time, EveryWare has experienced periods of declines in interest rates and pension asset values. As a result, EveryWare’s pension plans and our post-retirement welfare plans are underfunded. Further declines in interest rates or the market value of the securities held by the plans, or certain other changes, could materially increase the underfunded status of EveryWare’s plans in 2013 and beyond and affect the level and timing of required contributions in 2014 and beyond. The unfunded amount of the projected benefit obligation for our global defined benefit pension and post-retirement welfare plans was $19.5 million and $20.5 million at December 31, 2011 and December 31, 2012, respectively. EveryWare currently estimates that it will be required to make contributions to the global funded defined benefit pension plans of approximately $1.1 million in 2013. The current underfunded status of EveryWare’s pension plans will, and a further material increase in the underfunded status of the plans would, significantly increase EveryWare’s required contributions and pension expense, could impair its ability to achieve or sustain future profitability and could adversely affect its financial condition.

Charges related to EveryWare’s employee pension and postretirement welfare plans resulting from market risk and headcount realignment may adversely affect its results of operations and financial condition.

In connection with EveryWare’s employee pension and postretirement welfare plans, EveryWare is exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure its obligations and related expense. EveryWare’s total pension and postretirement welfare expense, including pension settlement charges, for all plans was $0.1 million and $0.3 million for the fiscal years ended December 31, 2011 and 2012, respectively. We expect our total pension and postretirement welfare expense for all plans to decrease to $0.1 million in 2013. Volatility in the capital markets affects the performance of our pension plan asset performance and related pension expense. Based on 2012 year-end data, sensitivity to these key market risk factors is as follows:

•	A decrease of 1 percent in the discount rate would decrease EveryWare’s total pension and postretirement welfare expense by approximately $0.1 million.

•	A decrease of 1 percent in the expected long-term rate of return on plan assets would increase total pension expense by approximately $0.2 million.

To the extent that EveryWare experiences headcount changes, it may incur further expenses related to its employee pension and postretirement welfare plans, which could have a material adverse effect on its results of operations and financial condition.

Our ability to recognize the benefit of deferred tax assets is dependent upon future taxable income and the timing of difference reversals.

We recognize the expected future tax benefit from deferred tax assets when realization of the tax benefit is considered more likely than not. Otherwise, a valuation allowance is applied against deferred tax assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income and the timing of reversals of temporary differences. To the extent that these factors differ significantly from estimates, our ability to realize the deferred tax assets could be impacted. As of December 31, 2012, we have recorded a partial valuation allowance. Additionally, future changes in tax laws could impact our ability to obtain the future tax benefits represented by our deferred tax assets. As of December 31, 2012, our current deferred tax asset was $6.7 million and our long-term deferred tax asset was $15.9 million, net of a long term deferred tax liability of $8.6 million. We expect the consummation of the Business Combination to result in a “change in control” for purposes of Section 382 of the Internal Revenue Code. This will apply an annual limitation on our ability to use net operating losses that existed at the date of the change in control.

We have a substantial amount of indebtedness, which may limit our operating flexibility and could adversely affect our results of operations and financial condition.

On a pro forma basis after giving effect to the Business Combination, EveryWare would have had approximately $264.8 million of indebtedness as of March 31, 2013, consisting of the $250.0 million term loan, and $15.1 million of borrowings under EveryWare’s amended and restated ABL facility, which provides up to $50.0 million of borrowing capacity, subject to certain “borrowing base” limitations.

Our indebtedness could have important consequences to our investors, including, but not limited to:

•	increasing our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

•

requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures or other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry in which we operate;

•	placing us at a competitive disadvantage as compared to our competitors that are not as highly leveraged; and

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing.

An increase in interest rates would adversely affect our profitability. To the extent that our access to credit is restricted because of our own performance or conditions in the capital markets generally, our financial condition would be materially adversely affected. Our level of indebtedness may make it difficult to service our debt, and may adversely affect our ability to obtain additional financing, use operating cash flow in other areas of our business or otherwise adversely affect our operations.

We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those that were required of Former EveryWare as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to EveryWare. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our common stock.

Risks Related to Our Common Stock

Our common stock may be delisted from NASDAQ. Even if our application for continued listing is approved, there can be no assurance that we will be able to comply with the continued listing standards of NASDAQ.

Our common stock is currently listed on NASDAQ. In connection with the closing of the Business Combination, we applied to continue to list our common stock on NASDAQ after the closing under the symbol “EVRY.” On May 23, 2013, we received a notification letter from NASDAQ stating that when we completed the Business Combination on May 21, 2013, we failed to demonstrate compliance with all of the initial listing requirements for listing on the Nasdaq Global Market. Specifically, we did not meet the requirement that we have at least 400 round lot stockholders, as set forth in Listing Rule 5405(a)(3). Accordingly, the letter states that NASDAQ has determined to delist the Company’s securities from Nasdaq.

We have requested a hearing before the Nasdaq Listing Qualifications Panel to appeal the delisting decision, which has stayed the suspension of our common stock and the filing of a Form 25-NSE pending the Panel’s decision. The hearing is scheduled for June 27, 2013. If NASDAQ delists our common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our common stock may decline.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, trading in the shares of the Company’s common stock had not been active. If an active market for our securities develops and continues, the trading price of our shares could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of the Company’s securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning the Company or the consumer goods market in general;

•	operating and stock price performance of other companies that investors deem comparable to the Company;

•	our ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving the Company;

•	changes in the Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of our common stock available for public sale;

•	any major change in our board or management;

•	sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and NASDAQ have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Concentration of ownership of our common stock may have the effect of delaying or preventing a change in control.

Upon completion of the Business Combination, Monomoy Capital Partners, L.P., MCP Supplemental Fund, L.P., Monomoy Executive Co-Investment Fund, L.P., Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. (collectively, the “MCP Funds”) owned approximately 68.1% of our outstanding common stock. As a result, the MCP Funds have the ability to determine the outcome of corporate actions of the Company requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.

Future sales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

Upon the closing of the Business Combination, we entered into an amended and restated registration rights agreement with respect to the shares issued prior to our initial public offering (“founder shares”) and shares purchased by Mr. Baldwin in a private placement, shares of our common stock underlying the warrants held by Clinton Magnolia Master Fund, Ltd. (our “Sponsor”), the shares of our common stock that we issued under the Merger Agreement, 1,650,000 shares of common stock purchased by Clinton Spotlight Master Fund, L.P. (“Spotlight”) and the Sponsor immediately prior to the closing of the Business Combination and all shares issued to a holder with respect to the securities referred to above by way of any stock split, stock dividend, recapitalization, combination of shares, acquisition, consolidation, reorganization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event, which securities we collectively refer to as “registrable securities.” This registration rights agreement amends and restates entirely the registration rights agreement we entered into in connection with our initial public offering. Under this agreement, we have agreed that the holders of a majority of the registrable securities are entitled to three long form registrations and unlimited short form registrations, known as demand registrations, whereby we are required to file a shelf registration statement with the SEC as soon as practicable after receipt of such demand registration. The Company has also agreed to use its reasonable best efforts to file a shelf registration statement covering all registrable securities as promptly as practicable following the closing of the Business Combination but in any event no later than the expiration of the Lockup Period. The holders of a majority of the registrable securities will be entitled to unlimited takedowns of the shelf, provided the shelf remains effective. However, the Company will not be obligated to effect any demand registration within six months after the effective date of a previous demand registration. Holders of registrable securities will also have certain “piggyback” registration rights with respect to registration statements filed subsequent to the Business Combination.

Upon effectiveness of the registration statement we file pursuant to the registration rights agreement and upon the expiration or termination of the lockup periods applicable to the common stock that we issued to EveryWare equity holders, these parties may sell large amounts of our stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our stock price or putting significant downward pressure on the price of our stock.

If securities or industry analysts do not publish or cease publishing research or reports about the Company, its business, or its market, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover the Company change their recommendation regarding our stock adversely or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on it, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Company’s certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

the ability of our board of directors to determine whether to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	controlling the procedures for the conduct and scheduling of stockholder meetings;

•	providing that directors may be removed prior to the expiration of their terms by stockholders only for cause; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company’s.

These provisions, alone or together, could delay hostile takeovers and changes in control of the Company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of 66 2/3% of the disinterested holders of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Registration of the shares underlying the warrants and a current prospectus may not be in place when an investor desires to exercise warrants. If our common stock is delisted from NASDAQ, we may, at our option, require holders of public warrants who exercise such warrants to do so on a “cashless basis,” and in such event we would not be required to maintain in effect a current registration statement for the common stock issuable upon exercise of the warrants. If an exemption from registration is not available, this may prevent an investor from being able to exercise its warrants, possibly resulting in such warrants expiring worthless.

Under the warrant agreement, we will be obligated to use our best efforts to maintain the effectiveness of a registration statement under the Securities Act, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of, and subject to certain exceptions contained in, the warrant agreement.

If any such registration statement is not effective on the 60th day following the closing of the Business Combination or afterward, we will be required to permit holders to exercise their warrants on a “cashless basis.” In addition, if our common stock is delisted from NASDAQ and no longer satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may require public warrantholders who exercise warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act. In such event, we would not be required to file or maintain in effect a registration statement for the common stock issuable upon exercise of the warrants, which means that we would not be required to maintain the effectiveness of the registration statement of which this prospectus is a part. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the shares issuable upon such exercise are registered or qualified under the Securities Act and securities laws of the state of the exercising holder to the extent an exemption is unavailable. In no event will we be required to issue cash, securities or other compensation in exchange for the warrants in the event that the shares underlying such warrants are not registered or qualified under the Securities Act or applicable state securities laws. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or deemed exempt, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

Pursuant to the warrant agreement, as amended, a warrantholder may exercise its warrants for only a whole number of shares of common stock.

Pursuant to the warrant amendment, a warrantholder may exercise its warrants only for a whole number of shares of the Company’s common stock. This means that only an even number of warrants may be exercised at any given time by the warrantholder. For example, if a warrantholder holds one warrant to purchase one-half of a share of the Company’s common stock, such warrant shall not be exercisable. If a warrantholder holds two warrants, such warrants will be exercisable for one share of the Company’s common stock.

We may redeem the public warrants prior to their exercise at a time that is disadvantageous to warrantholders, thereby making their warrants worthless.

We will have the ability to redeem the outstanding public warrants at any time after they become exercisable (which would not be before 30 days after the consummation of the Business Combination) and prior to their expiration at a price of $0.01 per warrant, provided that (i) the last reported sale price of our common stock equals or exceeds $18.00 per share for any 20 trading days within the 30 trading-day period ending on the third business day before we send the notice of such redemption and (ii) on the date we give notice of redemption and during the entire period thereafter until the time the warrants are redeemed, there is either an effective registration statement under the Securities Act covering the shares of our common stock issuable upon exercise of the public warrants and a current prospectus relating to them is available or we have elected to permit holders to exercise their warrants on a “cashless basis”. Redemption of the outstanding public warrants could force holders of public warrants:

•	to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so;

•	to sell their warrants at the then-current market price when they might otherwise wish to hold their warrants; or

•	to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants.

USE OF PROCEEDS

We will receive the proceeds from the exercise of the warrants, but not from the sale of the underlying shares of EveryWare common stock. We intend to use the cash proceeds from the exercise of the warrants for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, repayment of indebtedness and capital expenditures. We may also use a portion of the proceeds to acquire or invest in complementary products or businesses. Our management will have broad discretion over the uses of the proceeds from the exercise of the warrants. Pending these uses, we intend to invest the proceeds from the exercise of warrants in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. Assuming the exercise of all the warrants for cash, we will receive proceeds of approximately $70.1 million.

There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants. To the extent that warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of warrants will decrease.

PLAN OF DISTRIBUTION

The shares of common stock offered and sold pursuant to this prospectus will be issued directly to the holders of warrants upon payment of the exercise price therefor to us.

We are required to pay all fees and expenses incident to the registration of the shares of our common stock to be offered and sold pursuant to this prospectus.

DESCRIPTION OF SECURITIES

The following summary of the material terms of EveryWare’s securities is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our Third Amended and Restated Certificate of Incorporation in its entirety for a complete description of the rights and preferences of EveryWare’s securities.

Authorized and Outstanding Stock

Our third amended and restated certificate of incorporation (the “certificate of incorporation”) authorizes the issuance of 101,000,000 shares, consisting of 100,000,000 shares of common stock, $0.0001 par value per share and 1,000,000 shares of undesignated preferred stock, $0.0001 par value. As of May 30, 2013, there were 22,045,323 shares of common stock outstanding, held of record by 28 holders, 583,656 shares of common stock issuable upon exercise of outstanding options and 5,838,333.5 shares of common stock issuable upon exercise of outstanding warrants. The number of record holders does not include DTC participants or beneficial owners holding shares through nominee names.

Common Stock

The certificate of incorporation provides that the common stock will have identical rights, powers, preferences and privileges.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of common stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.

Election of Directors

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Founder Shares

The shares of common stock issued prior to our initial public offering (the “founder shares”) are identical to the shares of common stock sold in our initial public offering, and holders of these shares have the same stockholder rights as public stockholders.

Pursuant to a letter agreement between the Company, ROIC Acquisition Holdings LP, the Company’s original sponsor, and the Company’s directors and officers at the time of its initial public offering, the founder shares are not transferable, other than (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of our Sponsor, or any affiliates of our Sponsor, (b) by gift to a member of one of the members of our Sponsor’s immediate family or to a trust, the beneficiary of which is a member of one of the members of our Sponsor’s immediate family, an affiliate of our Sponsor or to a charitable organization; (c) by virtue of laws of descent and distribution upon death of one of the members of our Sponsor; (d) pursuant to a qualified domestic relations order; (e) by virtue of the laws of the state of Delaware or our Sponsor’s limited liability company agreement upon dissolution of our Sponsor; (f) in the event of our liquidation prior to our completion of the Business Combination; or (g) in the event of our completion of a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to our completion of our initial Business Combination; provided, however, that these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions. On July 26, 2012, an affiliate of our Sponsor sold the 1,875,000 founder shares to our Sponsor for $21,739.12, of which 12,000 were subsequently sold in April 2013 to three of our directors for an aggregate purchase price of $138. The founder shares held by our Sponsor and certain directors will be released from the lock-up one year from closing of the Business Combination, except that, subsequent to the Business Combination, (i) fifty percent (50%) of the founder shares will be released earlier if the share price exceeds $12.50 for 20 of 30 consecutive days and (ii) the remaining fifty percent (50%) of the founder shares will be released earlier if the share price exceeds $15.00 for 20 of 30 consecutive days within one year of closing of the Business Combination. Notwithstanding the foregoing, the founder shares will be released from the lock-up on the date on which we complete a liquidation, merger, stock exchange or other similar transaction after the Business Combination that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. 284,091 of the founder shares are subject to complete or partial forfeiture if the trading price of the common stock following consummation of the Business Combination does not exceed $15.00 per share for any 20 trading days within any 30 trading day period within five years following the closing of the Business Combination and 267,380 of the founder shares are subject to complete or partial forfeiture if the trading price of the common stock following consummation of the Business Combination does not exceed $12.50 per share for any 20 trading days within any 30 trading day period within five years following the closing of the Business Combination.

On May 20, 2013, the Sponsor and Spotlight, an affiliate of the Sponsor, each entered into a Common Stock Purchase Agreement with the Company for the purchase of 1,050,000 and 600,000 shares, respectively, of the Company’s common stock at a purchase price of $10.00 per share immediately prior to the closing of the Business Combination. In connection with such purchase, the Company entered into a Lockup Agreement with the Sponsor and Spotlight, pursuant to which all such shares purchased by the Sponsor and Spotlight are subject to a 180-day lock-up on the same terms as the Lockup Agreement governing on the shares issued by the Company to the stockholders of Former EveryWare in the Business Combination.

Shares issued to Former EveryWare Equityholders

In connection with the closing of the Business Combination, the Company entered into a lockup agreement (the “Lockup Agreement”) with the MCP Funds and with Monomoy Capital Partners, L.P. and Monomoy Capital Partners II, L.P. together as the stockholders’ representative. Pursuant to the Lockup Agreement, the Former EveryWare stockholders covenanted not to sell any of the shares issued pursuant to the Merger Agreement during the period beginning on the closing date and ending on the earlier of the date: (a) that is 180 days following the closing date, (b) the last sales price of the Company’s common stock equals or exceeds $12.50 per share (as the same may be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 90 days after the closing date, and (c) the Company consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the holders of the Company’s common stock having the right to exchange their shares of the Company’s common stock for cash, securities or other property.

In the event the trading price of the Company’s common stock does not exceed certain price targets subsequent to the closing, the Former EveryWare stockholders will forfeit any and all rights to a portion of 3,500,000 of the shares issued to the Former EveryWare stockholders at the closing of the Business Combination (the “Earnout Shares”), which forfeiture will be effected by the Company redeeming such shares from the Former EveryWare stockholders for nominal consideration. In the event the last sale price of our common stock does not equal or exceed $11.00, $12.50 and $15.00 per share (as adjusted for stock splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30 trading day period on or prior to the fifth (5th) anniversary of the closing date, each Former EveryWare stockholder shall forfeit any and all rights to a pro rata portion (as amongst the Former EveryWare stockholders and their permitted transferees) of 1,000,000, 1,250,000 and 1,250,000, respectively, of 3,500,000 of the shares issued to the Former EveryWare stockholders at the closing of the Business Combination.

Preferred Stock

Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management. The Company has no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement pertaining to our initial public offering, and the amendment to the warrant agreement, which is filed as an exhibit to our Current Report on Form 8-K filed on May 28, 2013, for a complete description of the terms and conditions applicable to the warrants.

Public Warrants

Each warrant entitles the registered holder to purchase one-half of one share of our common stock at an exercise price of $6.00 per one-half share, subject to adjustment as discussed below, at any time commencing on June 20, 2013. The warrants will expire on May 21, 2018, at 4:30 p.m., New York time, or earlier upon redemption or liquidation.

We have agreed that as soon as practicable, but in no event later than fifteen (15) business days, after the closing of the Business Combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement under the Securities Act, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement, except in the circumstances discussed below.

If any such registration statement is not effective on the 60th business day following the closing of the Business Combination or afterward, holders of the warrants will have the right, during the period beginning on the 61st business day after the closing of the Business Combination and ending upon such registration statement being declared effective by the SEC, and during any other period when the Company fails to maintain an effective registration statement covering the shares of common stock issuable upon exercise of the warrants, to exercise such warrants on a “cashless basis,” by exchanging the warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the warrant exercise price and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the warrant agent from the holder of such warrants or the Company’s securities broker or intermediary.

In addition, if the Company’s common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may require public warrantholders who exercise warrants to do so on a cashless basis and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement for the common stock issuable upon exercise of the warrants. Although the shares of common stock to be issued upon cashless exercise would not be issued pursuant to a registration statement, we expect that such issuance would be exempt from registration pursuant to Section 3(a)(9) of the Securities Act, provided that such exemption is available. Because the issuance of the public warrants was registered under the Securities Act, we expect that shares of common stock to be issued upon cashless exercise of a public warrant to anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act) of the Company will be freely tradeable under the U.S. federal securities laws.

We are not obligated to deliver any shares of common stock pursuant to the exercise of a warrant and have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations described below with respect to registration. No warrant is exercisable and we are not obligated to issue shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant.

Once the warrants become exercisable, we may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

•

if, and only if, the last reported sale price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption to the warrantholders.

We will not redeem the warrants unless either (i) an effective registration statement covering the shares of common stock issuable upon exercise of the warrants is current and available throughout the 30-day redemption period or (ii) the Company elects to permit “cashless exercise” of the warrants.

If the foregoing conditions are satisfied and the Company issues a notice of redemption of the warrants, each warrantholder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price as well as the $6.00 per one-half share warrant exercise price after the redemption notice is issued.

If the Company calls the warrants for redemption as described above, we will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” If the Company takes advantage of this option, all holders of warrants would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. For this purpose, the “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If we take advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. The Company believes that this feature is an attractive option if the Company does not need the cash from the exercise of the warrants. If the Company calls the warrants for redemption and does not take advantage of this option, members of the Sponsor and their permitted transferees would still be entitled to exercise their sponsor warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% of the shares of the Company’s common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) multiplied by (ii) the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the “fair market value.” For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) for this purpose “fair market value” means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market without the right to receive such rights.

In addition, if at any time while the warrants are outstanding and unexpired, the Company pays a dividend or makes a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of capital stock for which the warrants are exercisable), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of common stock in connection with a proposed initial business combination, or (d) in connection with the redemption of the public shares upon the Company’s failure to consummate an initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. The warrant agreement provides for certain modifications to what holders of warrants will have the right to purchase and receive upon the occurrence of certain events.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, at our option, either round up to the nearest whole number the number of shares of common stock to be issued to the warrantholder.

Sponsor Warrants

Pursuant to a letter agreement between the Company, ROIC Acquisition Holdings, LP, the Company’s original sponsor, and the Company’s directors and officers at the time of its initial public offering, the sponsor warrants will not be released until 30 days after the completion of the Business Combination. During the lock-up period, the sponsor warrants will not be transferable, other than (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of our Sponsor, or any affiliates of our Sponsor, (b) by gift to a member of one of the members of our Sponsor’s immediate family or to a trust, the beneficiary of which is a member of one of the members of our Sponsor’s immediate family, an affiliate of our Sponsor or to a charitable organization; (c) by virtue of laws of descent and distribution upon death of one of the members of our Sponsor; (d) pursuant to a qualified domestic relations order; (e) by virtue of the laws of the state of Delaware or our Sponsor’s limited liability company agreement upon dissolution of our Sponsor; (f) in the event of our liquidation prior to our completion of our initial Business Combination; or (g) in the event of our completion of a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to our completion of the Business Combination; provided, however, that these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions. On July 26, 2012, an affiliate of our Sponsor sold the 4,166,667 sponsor warrants to our Sponsor for an aggregate of $3,058,175.20. The sponsor warrants are not redeemable by us so long as they are held by the Sponsor or its permitted transferees. Otherwise, the sponsor warrants have terms and provisions that are identical to those of the public warrants, except that such warrants may be exercised by the holders on a cashless basis. If the sponsor warrants are held by holders other than the Sponsor or its permitted transferees, the sponsor warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants.

If holders of the sponsor warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by our Sponsor or its affiliates and permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have an insider trading policy that prohibits insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Registration Rights

Upon the closing of the Business Combination, we entered into an amended and restated registration rights agreement with respect to the founder shares and shares purchased by Mr. Baldwin in a private placement, shares of our common stock underlying the sponsor warrants and the warrants purchased by Mr. Baldwin in a private placement, the shares of our common stock that we issued under the Merger Agreement, the 1,650,000 shares of common stock purchased by Spotlight and the Sponsor immediately prior to the closing of the Business Combination and all shares issued to a holder with respect to the securities referred to above by way of any stock split, stock dividend, recapitalization, combination of shares, acquisition, consolidation, reorganization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event, which securities we collectively refer to as “registrable securities.”

Under the amended and restated registration rights agreement, the holders of a majority of the registrable securities are entitled to three long-form registrations and an unlimited number of short-form registrations, which we refer to as “demand registrations,” but not more than one demand registration during any six month period. Holders of a majority of the founder shares, the sponsor warrants, the shares purchased by Mr. Baldwin in a private placement and the shares purchased by Spotlight and the Sponsor immediately prior to the closing of the Business Combination will be entitled to request one long-form or short-form registration under certain limited circumstances. The Company has also agreed to use its reasonable best efforts to file a shelf registration statement as promptly as practicable, but in any event prior to the expiration of the lockup period described in the Lockup Agreement. The holders of a majority of the registrable securities will be entitled to require the Company to effect an underwritten public offering of all or a portion of their registrable securities registered on the shelf registration statement, and under certain limited circumstances the holders of a majority of the founder shares, the sponsor warrants, the shares purchased by Mr. Baldwin in a private placement and the shares purchased by Spotlight and the Sponsor immediately prior to the closing of the Business Combination will be entitled to require the Company to effect an underwritten public offering of its registrable securities registered on the shelf registration statement, if the market value of the registrable securities included in any such offering is at least $10.0 million in the aggregate. The holders of the registrable securities will also have certain “piggyback” registration rights to participate in certain registered offerings by the Company following the Business Combination. All of the registration rights described in this paragraph are subject to the restrictions in the amended and restated registration rights agreement. The Company has agreed to pay the expenses in connection with the exercise of these rights.

Dividends

ROI did not pay any cash dividends on its common stock prior to the Business Combination. The payment of cash dividends following the Business Combination will be dependent upon our revenues and earnings, capital requirements and general financial condition, and will be within the discretion of the board of directors at such time. We are not currently contemplating and do not anticipate declaring any dividends in the foreseeable future.

Certain Anti-Takeover Provisions of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “Merger” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “Merger” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the merger is approved by our board of directors and authorized at a meeting of its stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of common stock then outstanding; or

•	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

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the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of May 31, 2013, we had 22,045,373 shares of common stock outstanding. Of these shares, 2,820,373 shares are freely tradable without restriction or further registration under the Securities Act. All of the remaining founder shares owned collectively by our Sponsor, Spotlight and three of our directors, sponsor warrants owned by our Sponsor, the 1,650,000 shares purchased by Spotlight and the Sponsor immediately prior to the closing of the Business Combination and all shares originally sold as part of units issued simultaneously with our initial public offering to Mr. Baldwin are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. Similarly, all of the shares of our common stock issued in the Business Combination are restricted securities for purposes of Rule 144.

As of May 30, 2013, there were a total of 11,676,667 warrants to purchase 5,838,333.5 shares of common stock outstanding, including 4,166,667 sponsor warrants to purchase 2,083,333.5 shares of common stock and 10,000 sponsor warrants to purchase 5,000 shares of common stock originally sold as part of units issued simultaneously with our initial public offering to Mr. Baldwin. Each warrant is exercisable for one-half of one share of our common stock, in accordance with the terms of the amended warrant agreement governing the warrants. 7,500,000 of these warrants to purchase 3,750,000 shares of common stock are public warrants and are freely tradable. We are obligated, under certain circumstances, to maintain an effective registration statement under the Securities Act covering the 3,750,000 shares of our common stock that may be issued upon the exercise of the public warrants.

Transfer Agent and Warrant Agent

The transfer agent for the shares of Company common stock and warrants is Continental Stock Transfer & Trust Company.

Quotation of Securities

In connection with the closing of the Business Combination, the Company applied to continue to list its common stock on Nasdaq after the closing under the symbol “EVRY.” On May 23, 2013, we received a notification letter from The Nasdaq Stock Market stating that when the Company completed the Business Combination on May 21, 2013, the Company failed to demonstrate compliance with all of the initial listing requirements for listing on the Nasdaq Global Market. Specifically, the Company did not meet the requirement that it have at least 400 round lot stockholders, as set forth in Listing Rule 5405(a)(3). Accordingly, the letter states that Nasdaq has determined to delist the Company’s securities from Nasdaq.

We have requested a hearing before the Nasdaq Listing Qualifications Panel to appeal the delisting decision, which has stayed the suspension of our common stock and the filing of a Form 25-NSE pending the Panel’s decision. The hearing is scheduled for June 27, 2013. There can be no assurance that the Company will be able to meet the round lot holder requirement, or that the Company’s request for continued listing will be granted. If the Company’s common stock is delisted from the Nasdaq Global Market, the Company expects that it would be quoted on the over-the-counter bulletin board. See “Risk Factors—There can be no assurance that our common stock will be approved for listing on NASDAQ following the closing, or if approved, that we will be able to comply with the continued listing standards of NASDAQ.”

Our warrants trade on the OTC market under the symbol “EVRYW”.

LEGAL MATTERS

The validity of the shares of common stock offered pursuant to this prospectus will be passed upon by Kirkland & Ellis LLP, Chicago, Illinois. Some of the partners of Kirkland & Ellis LLP are members of a partnership that is an investor in certain of the MCP Funds, and some of the partners of Kirkland & Ellis LLP own shares of common stock of the Company. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, the MCP Funds and some of its affiliates in connection with various legal matters.

EXPERTS

The audited financial statements of ROI Acquisition Corp. (a development stage company) as of December 31, 2012 and 2011, and for the year ended December 31, 2012, the period from September 19, 2011 (inception) to December 31, 2011, as well as for the period from September 19, 2011 (inception) to December 31, 2012, incorporated by reference in this prospectus have been so included in reliance on a report of Rothstein Kass, an independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm, as experts in auditing and accounting.

The financial statements of EveryWare Global, Inc. as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Oneida, Ltd., as of December 31, 2011 (Successor Entity) and for the periods from November 1, 2011 to December 31, 2011 (Successor Entity) and January 1, 2011 to October 31, 2011 (Predecessor Entity) incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus, which amends our prior registration statement on Form S-4 (File No. 333-188469). This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus. This prospectus incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

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Our Current Reports on Form 8-K dated January 31, 2013, February 1, 2013, March 5, 2013, March 28, 2013, April 29, 2013, May 3, 2013, May 9, 2013, May 21, 2013, May 24, 2013 and May 28, 2013 and our Current Report on Form 8-K/A dated May 28, 2013.

•	Our definitive proxy statement/prospectus filed pursuant to Rule 424(b)(5) with the SEC on May 10, 2013.

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The description of our common stock contained in our Registration Statement on Form S-1 (File No. 333-177730), initially filed with the SEC on October 14, 2011, as may be subsequently amended from time to time, which description has been incorporated by reference in Item 1 of our Registration Statement on Form 8-A (File No. 001-35437) filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended on February 22, 2012, and any amendment or report updating that description.

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All documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of the initial filing of this registration statement and prior to the effectiveness of this registration statement and prior to the termination of the offering to which this prospectus relates.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus; provided, however, that notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

EveryWare Global, Inc.

Attention: General Counsel

519 North Pierce Avenue

Lancaster, OH 43130

(740) 681-2500

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.